March 10, 2022

VIA EDGAR

Mr. Corey Jennings

Special Counsel

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re: Export Development Canada

Registration Statement on Schedule B

File No. 333-261836

Request for Acceleration

Dear Mr. Jennings:

Export Development Canada (“EDC”), as registrant in connection with the Registration Statement on Schedule B (Registration No. 333-261836) filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2021, as amended by Amendment No. 1 thereto filed with the SEC on February 16, 2022 (the “Registration Statement”), hereby requests that the effectiveness date of the Registration Statement be accelerated to 4:00 p.m. on March 14, 2022 or as soon thereafter as practicable.

In response to the SEC’s oral comment to the Registration Statement regarding whether any additional specific material trade or political issues with China, or recent trade or tariff issues between the United States and Canada, should be disclosed in the Registration Statement in response to the SEC’s questions 4 (regarding Chinese Trade) and 5 (regarding U.S. Trade) in the SEC’s comment letter dated January 24, 2022, EDC and the Government of Canada confirm that there is no additional disclosure regarding specific material trade or political issues with China, or recent trade or tariff issues between the United States and Canada that is material to an investment in EDC bonds and that should be included in the Registration Statement.

Very truly yours,

/s/ Susan Love
Susan Love
Vice President and Treasurer

cc:	Marsha Loraas

Paul Denaro